Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Unity Biotechnology, Inc. for the registration of $250,000,000 of its common stock, preferred stock, debt securities, warrants and/or units, and Prospectus Supplement of Unity Biotechnology, Inc. for the registration of $50,000,000 of common stock and to the incorporation by reference therein of our report dated March 15, 2022, with respect to the financial statements of Unity Biotechnology, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California
October 14, 2022